

September 20, 2021

Catherine Hastings
Chief Financial Officer
Innovative Industrial Properties, Inc.
1389 Center Drive, Suite 200
Park City, UT 84098

> **Re: Innovative Industrial Properties, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-37949**

Dear Ms. Hastings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Acquisition of Rental Property, Depreciation and Impairment, page 65

1.   We note that you capitalize and depreciate tenant improvements when you are considered to be the owner of such improvements over the estimated useful lives of the improvements, not to exceed 40 years. Please expand your disclosure to explain how you determine whether you or the tenant is the owner of the improvements, citing relevant accounting literature. In addition, please tell us how you considered ASC 842-10-35-6 in determining the amortization period of tenant improvements.

Note 2. Summary of Significant Accounting Policies and Procedures and Recent Accounting Pronouncements
Revenue Recognition, page F-9

2.   We note that you record revenue for each of your properties on a cash basis due to the

uncertain regulatory environment in the United States relating to the medical-use cannabis industry and the uncertainty of collectability of lease payments from each tenant due to its limited operating history. Please provide us with a more in-depth understanding of how you determined that collection of lease payments was not probable from any of your tenants at lease inception and whether or not you perform reassessments of collectability after the lease commencement date. Refer to ASC 842-30-25-12 and 13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Kristina Marrone, Staff Accountant at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction